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SECURITI SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __Oct. 1, 2003__ AND ENDING __Sept. 30, 2004__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: __Bernardo First Securities Corp.__

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
__1588 So. Mission Rd., Suite 225__

(No. and Street)

__Fallbrook, CA 92028__

PROCESSED

JAN 11 2005

(City)   (State)   (Zip Code)

THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__James B. Woodson__   __(760) 451-2943__
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Donald McLean & Co., C.P.A.s__

(Name – if individual, state last, first, middle name)

__38760 Sky Canyon Dr., Ste. C., Murrieta, CA 92562__

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED DEC 28 2004 WASH. D.C. 185

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _William I. Woodson_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Bernardo First Securities Corp._ , as of _Sept. 30_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

William V. Woodson
Signature

President
Title

Brian J. Church
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUBSCRIBED AND SWORN TO BEFORE ME
THIS _14th_ DAY OF _December_ 20 _04_
BY _WILLIAM I. WOODSON_

Brian J. Church
NOTARY PUBLIC

BERNARDO FIRST SECURITIES CORPORATION

Table of Contents



DONALD MCLEAN AND COMPANY
AN ACCOUNTANCY CORPORATION

11717 BERNARDO PLAZA COURT
SUITE 215
SAN DIEGO, CALIFORNIA 92128
858.487.5751 FAX 858.487.7043

38760 SKY CANYON DRIVE
SUITE C
MURRIETA, CALIFORNIA 92563
951.699.1040 FAX 951.699.1226

E-MAIL dmcleansd@yourcpa.net

www.yourcpa.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bernardo First Securities Corporation

We have audited the accompanying statements of financial condition of Bernardo First Securities Corporation as of September 30, 2004 and 2003, and the related statements of income, cash flows, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernardo First Securities Corporation at September 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donald McLean + Co CPAs

San Diego, California
December 14, 2004

BERNARDO FIRST SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2004 and 2003

ASSETS

	2004	2003
Current Assets		
Cash and cash equivalents	$ 25,558	$ 48,230
Investments at market value	2,070	3,300
Deposits with clearing broker	30,663	33,579
Prepaid expense and other receivables	44,116	31,544
Total Current Assets	102,407	116,653
Property & Equipment		
Property and equipment at cost	17,837	28,176
Less: Accumulated depreciation	(7,134)	(13,906)
Net Property and Equipment	10,703	14,270
Other Assets		
Deposits	-	-
Organization costs, net of amortization of $780	1,214	1,265
Total Assets	$ 114,324	$ 132,188

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Current Liabilities		
Accrued salary	$ -	$ 45,022
Commissions payable	6,000	6,896
Pension payable	-	2,275
Payroll taxes payable	12,718	10,241
Income taxes payable	9,997	524
Other accrued expenses	1,826	-
Advanced fees - managed accounts	-	897
Total Current Liabilities	30,541	65,855
Long-Term Liabilities		
Note payable	-	18,333
Stockholders' Equity		
Common stock; 75,000 shares authorized at $10.00 par value; 2,000 shares inssued and outstanding	20,000	20,000
Paid in capital	5,000	5,000
Retained Earingings	58,783	23,000
Total Stockholders' Equity	83,783	48,000
Total Liabilities and Stockholders' Equity	$ 114,324	$ 132,188

The accompanying notes are an integral part of these financial statements

BERNARDO FIRST SECURITIES CORPORATION
STATEMENT OF INCOME

For the Years Ended September 30, 2004 and 2003

	2004	2003
Revenue from Operations		
Commissions	$ 223,278	$ 357,721
Concessions	14,591	10,864
Investment advisory fees	17,621	20,125
Total Revenue from Operations	255,490	388,710
Expenses from Operations		
Advertising and promotion		573
Amortization	51	51
Automobile expense	638	14,522
Depreciation	3,567	3,567
Employee benefits	5,019	14,775
Interest paid	629	2,372
Legal and professional	3,682	11,701
Officer's salary	70,000	184,834
Office rent and administration	67,200	74,715
Payroll taxes	4,525	9,409
Registration, membership and dues	7,932	4,609
Technical support	6,573	30,941
Trading costs	37,529	11,565
Training and education		-
Travel and entertainment	1,127	23,301
Total Expenses from Operations	208,472	386,935
Net Income from Operations	47,018	1,775
Other Income		
Interest, dividends and other investment gains or losses	(438)	8,209
Net Income before Taxes	46,580	9,984
Provision for income taxes	10,797	1,574
Net Income	$ 35,783	$ 8,410

The accompanying notes are an integral part of these financial statements

3

BERNARDO FIRST SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

For the Years Ended September 30, 2004 and 2003

	2004	2003
Cash Flow from Operating Activities:		
Net Income	$ 35,783	$ 8,410
Add charges to revenue not requiring use of cash:		
Depreciation	3,567	3,567
Amortization	51	51
Adjustments to reconcile net income to net cash flow from operating activities:		
(Increase) Decrease in deposit with clearing corporation	2,916	20,000
(Increase) Decrease in commission and concession receivables	15,913	13,828
(Increase) Decrease in investments	1,230	1,989
(Increase) Decrease in prepaid expense and other receivables	(28,486)	(2,807)
(Decrease) Increase in other accrued expenses	1,826	-
(Decrease) Increase in accrued salary	(45,022)	45,022
(Decrease) Increase in commissions payable	(896)	(22,758)
(Decrease) Increase in taxes payable	11,951	(340)
(Decrease) Increase in pension payable	(2,275)	(20,837)
(Decrease) Increase in deferred revenue	(897)	(1,448)
Net cash provided by operating activities	(4,339)	44,677
Cash Flow from Investing Activities:		
Acquisition of property and equipment	-	(17,837)
Net cash provided by investing activities	-	(17,837)
Cash Flow from Financing Activities:		
Proceeds from additional paid in capital	-	5,000
Principle payments on notes payable	(18,333)	(16,667)
Net cash used by financing activities	(18,333)	(11,667)
Net increase / (decrease) in cash and cash equivalents	(22,672)	15,173
Cash and cash equivalents beginning of year	48,230	33,057
Cash and cash equivalents at end of year	$ 25,558	$ 48,230
Supplemental Disclosure:		
Income taxes paid	$ 800	$ 1,574

The accompanying notes are an integral part of these financial statements

BERNARDO FIRST SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended September 30, 2004 and 2003

	Common Stock No. of Shares		Common Stock Dollar Amount		Paid in Capital Dollar Amount		Retained Earnings		Total
Balance at September 30, 2002	20,000	$	20,000	$		$	14,590	$	34,590
Net Income							8,410		8,410
Additional paid in capital					5,000		-		5,000
Balance at September 30, 2003	20,000	$	20,000	$	5,000	$	23,000	$	48,000
Net Income							35,783		35,783
Additional paid in capital							-		
Balance at September 30, 2004	20,000	$	20,000	$	5,000	$	58,783	$	83,783

The accompanying notes are an integral part of these financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernardo First Securities Corporation (the "Company") was incorporated on January 19, 1988 and began operations June 24, 1988 as a securities broker. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As of August 4, 1992, the Company became registered with the Securities Exchange Commission as an Investment Advisor. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Basis of Accounting

These financial statements of the Company have been prepared on the accrual basis of accounting. Income is reported when earned and expenses are recorded when incurred.

Investments

Investments are stated at fair value determined by quoted market prices.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Property and Equipment

The Company depreciates all property and equipment using the applicable accelerated method allowed for tax. These methods are not recognized as generally accepted accounting procedures. However, these methods do not have a material affect on these financial statements, nor do they distort depreciation expense or the assets' book value.

Organization Costs

Organization costs of the Company are being amortized for financial statement purposes using the straight-line method over their useful lives.

Bernardo First Securities Corporation
Notes to the Financial Statements
September 30, 2004

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 2 – INCOME TAXES

Income tax expense for the year consists of:

Federal	$ 6,558
State	4,239
	$ 10,797

NOTE 3 – EARNINGS PER SHARE

Because the Corporation is a non-public enterprise as defined by FASB No. 21, earnings per share is not computed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Executive Vice-President of the Company operates a tax practice as Bernardo First Tax and Estate Planning ("BFT"), which has an office sharing arrangement with the Company. BFT paid all of the office rent during the year ended September 30, 2004.

The Board of Directors of the Company agreed to rent office space in the home of Anne Woodson for William Woodson to carry on business of the Corporation. W. Woodson is the Executive Vice-President of the Company and a current member of the Board of Directors. The monthly rent is currently $1,400 per month. The lease is month to month and either party can terminate with 30 days notice.

The Board of Directors of the Company has also agreed to rent office space in the home of James Woodson to carry on business of the Corporation. J. Woodson is the President of the Company and a current member of the Board of Directors. The monthly rent is currently $4,200 per month. The lease is month to month and either party can terminate with 30 days notice.

Total rent paid during the year for both leases was $67,200.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At September 30, 2004, the Company had net capital of $39,792 which was $34,792 in excess of the requirements.

NOTE 6 – NOTE PAYABLE

The Company had a note with a principal balance of $18,333 outstanding as of September 30, 2003 to William Woodson who was the President of the Company. The note was paid off during the current year.

NOTE 7 – PENSION PLAN

Effective January 1, 1996, the Company established a Simplified Employee Pension Plan (SEP) for all eligible employees. Amounts contributed by the Company are limited to 15% of compensation paid. Pension expense was $0 and $8,225 for September 30, 2004 and 2003 respectively.

BERNARDO FIRST SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended September 30, 2004

Balance at September 30, 2003	$	-
Increases		-
Decreases		-
Balance at September 30, 2004	$	-

The accompanying notes are an integral part of these financial statements

BERNARDO FIRST SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the
SECURITIES AND EXCHANGE COMMISSION

As of September 30, 2004

Total Consolidated Stockholders' Equity		$	83,783
Deduct stockholders' equity not allowable for net capital			-
Total Stockholders' Equity Qualified for Net Capital			83,783
Add liabilities subordinated to claims of general creditors			-
Total Capital and Allowable Subordinated Liabilities			83,783
Deductions and / or Charges:			
Nonallowable assets included in the following captions			
on the statement of financial condition			
Net property and equipment	10,703		
Receivables from non-customers	31,293		
Organization costs and other assets	1,214		43,210
Net Capital Before Charges on Securities Positions			40,573
Haircuts on Securities Position			
Trading and investment securities			781
Total Haircuts			781
Net Capital		$	39,792
Aggregate Indebtedness (A.I)			
Liabilities from Statement of Financial Condition		$	30,541
Total Aggregate Indebtedness		$	30,541
Minimum Net Capital (6 2/3% of A.I.)		$	2,036
Minimum Net Capital Requirement		$	5,000
Excess Net Capital		$	34,792
Excess Net Capital at 1000%		$	36,738
Ration of Aggregate Indebtedness to Net Capital			76.75%

**NOTE - A reconciliation of the above computation and the Company's corresponding
unaudited Form X-17A-5, Part II is not required as no material differences exist.**



DONALD MCLEAN AND COMPANY
AN ACCOUNTANCY CORPORATION

11717 BERNARDO PLAZA COURT
SUITE 215
SAN DIEGO, CALIFORNIA 92128
858.487.5751 FAX 858.487.7043

E-MAIL dmcleansd@yourcpa.net

38760 SKY CANYON DRIVE
SUITE C
MURRIETA, CALIFORNIA 92563
951.699.1040 FAX 951.699.1226

www.yourcpa.net

Board of Directors
Bernardo First Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Bernardo First Securities Corporation (the "Company"), for the year ended September 30, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 171-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Donald McLean + Co CPAs

San Diego, California
December 14, 2004